SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                       MAFCO CONSOLIDATED GROUP INC.
                              (Name of issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of class of securities)

                                559025 10 1
                               (CUSIP number)

                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600

               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              with a copy to:

                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                                JULY 9, 1997
                       (Date of event which requires
                         filing of this statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



 CUSIP No. 559025 10 1
                                 13D

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Mafco Holdings Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) ( )
                                                                   (b) ( )

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            ( )

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                            7  SOLE VOTING POWER
                                   0
      NUMBER OF
        SHARES              8  SHARED VOTING POWER
     BENEFICIALLY                  1000
       OWNED BY
         EACH               9  SOLE DISPOSITIVE POWER
      REPORTING                    0
       PERSON
        WITH               10  SHARED DISPOSITIVE POWER
                                   1000

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            ( )
     CERTAIN SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100%

 14  TYPE OF REPORTING PERSON*

      HC

 CUSIP No. 559025 10 1
                                      13D


 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Mafco Consolidated Holdings Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) ( )
                                                                   (b) ( )

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            ( )

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                            7  SOLE VOTING POWER
                                   0
         NUMBER OF
          SHARES            8  SHARED VOTING POWER
       BENEFICIALLY               1000
        OWNED BY
          EACH              9  SOLE DISPOSITIVE POWER
       REPORTING                  0
        PERSON
         WITH              10  SHARED DISPOSITIVE POWER
                                  1000

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            ( )
     CERTAIN SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100%

 14  TYPE OF REPORTING PERSON*

      HC

                    This statement amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), and Mafco Consolidated Holdings Inc., a Delaware corporation ("Mafco Consolidated Holdings"), in connection with their ownership of shares of common stock, par value $.01 per share, of Mafco Consolidated Group Inc., a Delaware corporation ("Mafco"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the
          Schedule 13D.

          Item 4.   Purpose of Transaction.

                    Item 4 is hereby amended to add the following at the end thereof:

                    "On July 9, 1997, Mafco Consolidated Holdings, Mafco and the Purchaser consummated the transactions contemplated by the Merger Agreement, pursuant to which the Purchaser was merged with and into Mafco with Mafco being the surviving corporation, the directors of the Purchaser becoming the directors of Mafco and Mafco becoming a wholly owned subsidiary of Mafco Consolidated Holdings. Pursuant to the Merger Agreement, each share of Mafco Common Stock (other than shares held by Mafco Consolidated Holdings or any of its subsidiaries) was converted into the right to receive $33.50."

          Item 5.   Interest in Securities of the Issuer.

                    Item 5 is hereby amended to add the following at the end thereof:

                    "As of July 9, 1997, there were 1000 shares of Mafco Common Stock outstanding. Of such shares, Mafco Consolidated Holdings owns directly 1000 shares, which represent 100% of the total number of shares outstanding. By virtue of Mafco Holdings indirect ownership of 100% of the outstanding capital stock of Mafco Consolidated Holdings and Ronald O. Perelman's ownership of 100% of the outstanding capital stock of Mafco Holdings, Mafco Holdings and Mr. Perelman may each be deemed to be the beneficial owner with shared power to vote and direct the disposition of 1000 shares of Mafco Common Stock.

                    The information set forth in Item 4 above is hereby incorporated by reference."


                                  SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

          Dated:  July 9, 1997

                                   MAFCO HOLDINGS INC.
                                   MAFCO CONSOLIDATED HOLDINGS INC.

                                   By: /s/ Barry F. Schwartz
                                   Name:   Barry F. Schwartz
                                   Title:  Executive Vice President